January 4, 2016

By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: Mr. Matthew Crispino, Attorney-Advisor

Re:    Covisint Corporation
Form 10-K for the Fiscal Year Ended March 31, 2015
Filed May 27, 2015
Form 8-K Filed November 10, 2015
File No. 001-36088
Dear Mr. Crispino:
This letter relates to the letter, dated December 23, 2015 (the “Letter”), from Karen Collins, Accounting Branch Chief, Office of Information Technologies and Services, U.S. Securities and Exchange Commission to Enrico Digirolamo, Chief Financial Officer of Covisint Corporation (the “Company”).
On behalf of the Company, and as discussed by telephone on December 31, 2015 between you and Jennifer Consiglio of Butzel Long, legal counsel to the Company, we have requested an extension of time to respond to the Letter. The Company plans to respond to the Letter on or before Friday, January 22, 2016.
If you require additional information, please do not hesitate to contact me at (248) 483-2701.
Sincerely,
/s/ Michael A. Sosin

Michael A. Sosin
Vice President, General Counsel and Secretary

cc:    Enrico Digirolamo, Covisint Corporation
Jennifer Consiglio, Butzel Long

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